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                             ISMIE Holdings Inc.
                            20 N. Michigan Avenue
                                 Suite 700
                           Chicago, Illinois 60602

                               November 1, 2000

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

            Re: ISMIE Holdings Inc.
                Registration Statement on Form S-4 - Application for Withdrawal (Registration No. 333-78539)
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Ladies and Gentlemen:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, ISMIE Holdings Inc. (the "Company") hereby requests that the Company's Registration Statement on Form S-4 (Registration No. 333-78539) (the "Registration Statement"), and all exhibits thereto, be withdrawn effective immediately. The Company is withdrawing the Registration Statement, which has not been declared effective, because its proposed conversion to stock form and the proposed public offering under the Registration Statement have been terminated due to market conditions. No securities were sold or will be sold under the Registration Statement.

     The Company further requests that, pursuant to Rule 477(c), an order with the date of the grant of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner: "Withdrawn upon the request of the registrant, the Commission consenting thereto."

     We appreciate the assistance of the staff throughout this process.

                                             Sincerely,

                                             ISMIE HOLDINGS INC.



                                             By:   /s/ Harold L. Jensen, M.D.
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                                                   Harold L. Jensen, M.D.
                                                   Chairman Board of Directors